03053213

SEC[illegible] COMMISSION
[illegible]49

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

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SEC FILE NUMBER
8- 52200

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 07/01/2002 (MM/DD/YY) AND ENDING 06/30/2003 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Regis Securities Corporation

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

900 Club Drive, Suite H
(No. and Street)

Westerville (City) Ohio (State) 43081 (Zip Code)

RECEIVED AUG 2 6 2003 161 SECTION

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Robert K. Cargin 614-545-1500
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Toukan & Company, CPA's
(Name – *if individual, state last, first, middle name*)

575 Charring Cross Drive (Address), Westerville (City) Ohio (State) 43081 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED SEP 05 2003 THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Robert K. Cargin, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Regis Securities Corporation, as of June 30, 20 03, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



Signature

President

Title



NANCY A. VARGO
NOTARY PUBLIC, STATE OF OHIO
MY COMMISSION EXPIRES JULY 30, 2007

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☒ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

TOUKAN & COMPANY

CERTIFIED PUBLIC ACCOUNTANTS
BUSINESS DEVELOPMENT SPECIALISTS

Board of Directors
REGIS Securities Corporation

In planning and performing our audit of the financial statements and supplemental schedules of REGIS Securities Corporation, the Company, for the year ended June 30, 2003, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of compliance with such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons
2. Recordation of differences required by rule 17a-13
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

RAN·ONE building business value | member
575 CHARRING CROSS DRIVE ■ WESTERVILLE, OHIO 43081 ■ 614.901.7100 ■ FAX 614.901.7110
www.toukan.com "GOING BEYOND THE NUMBERS"

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at June 30, 2003, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.



Toukan & Company, CPA's
Westerville, Ohio
August 4, 2003

Regis Securities Corporation

June 30, 2003 and 2002



SEC MAIL
RECEIVED
PROCESSING
AUG 2 6 2003
WASH. D.C.
161
SECTION

TOUKAN & COMPANY

CERTIFIED PUBLIC ACCOUNTANTS
BUSINESS DEVELOPMENT SPECIALISTS


SEC MAIL PROCESSING
RECEIVED
AUG 2 6 2003
WASH. D.C.
161
SECTION

Independent Auditor's Report

Board of Directors
Regis Securities Corporation

We have audited the accompanying statements of financial condition of Regis Securities Corporation (formerly known as Quantum Securities Corporation), as of June 30, 2003 and 2002, and the related statements of income, changes in stockholder equity, and cash flows for the years then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects the financial position of Regis Securities Corporation at June 30, 2003 and 2002, and the results of their operations and their cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I and II are presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Toukan & Company

Westerville, Ohio
August 4, 2003

RAN·ONE member 575 CHARRING CROSS DRIVE ■ WESTERVILLE, OHIO 43081 ■ 614.901.7100 ■ FAX 614.901.7110

Regis Securities Corporation
Statements of Financial Condition
June 30, 2003 and 2002

Assets

	2003	2002
Cash	$ 41,587	$ 35,559
Deposits with clearing organization	45,000	45,000
Receivable from broker-dealers & clearing organization	70,013	2,812
Receivable from outside contractors	2,978	-
Receivable from employees	-	300
Receivable from related parties	-	1,024
Prepaid expenses	4,915	2,930
Furniture, software, and equipment, at cost, less accumulated depreciation of $12,659 and $8,875	6,556	7,859
Organization costs, net of accumulated amortization of $15,103 and $10,456	8,133	12,780
Deferred tax asset, net	51,815	43,884
Deposits	110	1,435
	231,107	153,583

Liabilities and Stockholder Equity

	2003	2002
Liabilities:		
Trade payables	54,614	1,562
Accrued expenses and other liabilities	9,680	3,716
	64,294	5,278
Stockholder Equity:		
Common stock (850 shares authorized, 100 shares issued, with no par value)	10,000	10,000
Additional paid in capital	396,225	376,225
Retained earnings	(239,412)	(237,920)
Total stockholder equity	166,813	148,305
	$ 231,107	$ 153,583

The accompanying notes are an integral part of these financial statements

Regis Securities Corporation
Statements of Income
For the Years Ended June 30, 2003 and 2002

	2003		2002	
Revenues:				
Commissions	$ 469,901	96.2%	$ 154,739	87.0%
Investment advisory fees	9,988	2.0%	18,575	10.4%
Interest and dividends	841	0.2%	1,050	0.6%
Other	7,935	1.6%	3,587	2.0%
	488,665	100.0%	177,951	100.0%
Expenses:				
Commissions and clearance fees	377,700	77.3%	138,531	77.8%
Employee compensation and benefits	63,843	13.1%	62,103	34.9%
Occupancy expense	8,325	1.7%	18,695	10.5%
Dues & licenses	2,072	0.4%	2,549	1.4%
Other expense	9,280	1.9%	12,359	6.9%
Office expense	10,563	2.2%	16,886	9.5%
Insurance	2,180	0.4%	676	0.4%
Professional fees	15,080	3.1%	19,525	11.0%
Amortization & depreciation	8,431	1.7%	8,912	5.0%
Bad debts	-	0.0%	6,188	3.5%
State franchise taxes	614	0.1%	617	0.3%
	498,088	101.9%	287,041	161.3%
Loss before income taxes	(9,423)	-1.9%	(109,090)	-61.3%
Provision for income taxes	(7,931)	-1.6%	(21,329)	-12.0%
Net loss	$ (1,492)	-0.3%	$ (87,761)	-49.3%

The accompanying notes are an integral part of these financial statements

Regis Securities Corporation
Statements of Cash Flows
For the Years Ended June 30, 2003 and 2002

	2003	2002
Cash flows from operating activities:		
Net loss	$ (1,492)	$ (87,761)
Adjustments to reconcile net income to net cash (used) provided by operating activities:		
Amortization and depreciation	8,431	8,912
Deferred income tax benefit	(7,931)	(20,627)
(Increase) decrease in operating assets:		
Receivable from clearing organization	(67,201)	14,236
Receivable from employees	300	5,895
Receivable from related parties	1,024	(1,024)
Prepaid Expenses and Deposits	(660)	4,604
Increase (decrease) in operating liabilities:		
Trade payables	53,052	(4,496)
Accrued expenses	5,964	(9,551)
Net cash used by operating activities	(8,513)	(89,812)
Cash flows from investing activities:		
Purchase of furniture, software and equipment	(2,481)	(700)
Net cash (used) provided by investing activities	(2,481)	(700)
Cash flows from financing activities:		
Paid in capital	20,000	87,000
Net cash provided by financing activities	20,000	87,000
Net (decrease) increase in cash	9,006	(3,512)
Cash at beginning of period	35,559	39,071
Cash at end of period	$ 44,565	$ 35,559
Cash paid for income taxes	$ 614	$ 617
Cash paid for interest	$ -	$ -

The accompanying notes are an integral part of these financial statements

Regis Securities Corporation
Statements of Changes in Stockholder Equity
For the Years Ended June 30, 2003 and 2002

	Common Stock			
	Shares	Amount	Additional Paid in Capital	Retained Earnings
Balances at June 30, 2001	100	$ 10,000	$ 289,225	$ (150,159)
Net loss				(87,761)
Contribution of cash			87,000	
Balances at June 30, 2002	100	$ 10,000	$ 376,225	$ (237,920)
Net loss				(1,492)
Contribution of cash			20,000	
Balances at June 30, 2003	100	$ 10,000	$ 396,225	$ (239,412)

The accompanying notes are an integral part of these financial statements

REGIS SECURITIES CORPORATION
NOTES TO FINANCIAL STATEMENTS

1. Summary of Significant Accounting Policies

Nature of Business

REGIS Securities Corporation (the Company) (formerly known as Quantum Securities Corporation and Quantum Acquisition Corp.) is an Ohio Corporation formed on April 13, 1999.

Since March 9, 2000, the Company has been operating as a broker-dealer registered with the Securities and Exchange Commission (SEC), the State of Ohio Securities Division, and is a member of the National Association of Securities Dealers (NASD).

The Company does not hold customer funds or safe-keep customer securities and clears all transactions on a fully disclosed basis through its clearing firm.

As of June 30, 2003, the Company has 5 branch offices.

Cash Equivalents

For purposes of the statement of cash flows, the Company considers all short-term instruments purchased with a maturity of three months or less to be cash equivalents.

Property and Equipment

Property and equipment is stated at cost, maintenance and repairs are charged to operations. Depreciation expense is calculated on a straight-line basis over the respective asset's remaining useful lives, which are as follows:

Office equipment	3 years
Software	3 years
Furniture	10 years

Depreciation expense was $3,784 and $4,264 for the years ended June 30, 2003 and 2002, respectively.

Concentration of Credit Risk

Financial instruments that potentially subject the Company to significant concentrations of credit risk consist principally of cash and commissions receivable. The Company places its cash with high credit quality financial institutions which at times may be in excess of FDIC insurance limits. The Company's receivables represent commissions from completed securities trades. All customer transactions are cleared through another broker-dealer on a fully disclosed basis.

1. Summary of Significant Accounting Policies (Continued)

Income Taxes

Deferred income tax assets and liabilities are computed annually for differences between the financial statement and tax basis of assets and liabilities that will result in taxable or deductible amounts in the future based on enacted tax laws and rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established when necessary to reduce deferred tax assets to the amount expected to be realized. Income tax expense is the tax payable or refundable for the period plus or minus the change during the period in deferred tax assets and liabilities.

Use of Estimates

The preparation of the financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingencies at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Advertising Costs

The Company conducts certain direct and non-direct response advertising. These advertising costs are immaterial and have been expensed in the financial statements.

Compensated Absences

The Company does not have a formal policy on sick leave or vacation time. Compensated absences have not been accrued.

2. Reserve Requirements

The Company is not obligated to report under SEC Rule 15c3-3 since it does not maintain customer accounts or hold securities. All customer transactions are cleared through another broker-dealer on a fully disclosed basis. Therefore, the Company does not have a reserve requirement nor does it have any information relating to the possession or control requirement under Rule 15c3-3.

3. Net Capital Requirements (Schedule I and II)

Under SEC Rule 15c3-1, the Company is required to maintain net capital of not less than $50,000 for the year ended June 30, 2003. At June 30, 2003 the Company's net capital as defined by SEC Rule 15c3-1 was $42,491 in excess of the minimum net capital required.

4. Rent Expense

The President leases office space on behalf of the Company. The Company pays the lease and it is recorded as rent expense on a monthly basis. There is no rental agreement between the Company and the President.

Rent expense was $8,325 and $18,695 in 2003 and 2002, respectively.

5. Property and Equipment

The following is a summary of property and equipment at cost:

	2003	2002
Furniture	$ 8,024	$ 5,543
Software	6,025	6,025
Office Equipment	5,166	5,166
	$ 19,215	$ 16,734

The following is a summary of accumulated depreciation and amortization:

	2003	2002
Furniture	$ 1,826	$ 1,148
Software	5,773	3,846
Office Equipment	5,060	3,881
	$ 12,659	$ 8,875

6. Provision for Income Taxes

The total provision for income taxes from continuing operations consists of the following:

	2003	2002
Federal	$ -	$ -
State and Local	-	-
Current	$ -	$ -
Federal	$ (6,158)	$ (9,455)
State and Local	(1,773)	(11,172)
Deferred	$ (7,931)	$ (21,329)

The effects of temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities are presented below:

	2003	2002
Deferred Tax Assets:		
Net operating loss carryforward	$52,000	$44,032
Total Deferred Tax Assets	$52,000	$44,032
Deferred Tax Liabilities:		
Property and equipment, principally due to differences in depreciation	$ 185	$ 148
Total Deferred Tax Liabilities	$ 185	$ 148
Net deferred tax assets	$51,815	$43,884

The Company has approximately $262,500 of net operating loss carryforwards expiring as follows:

2020	$ 29,300
2021	$116,800
2022	$107,500
2023	$ 8,900

During the year ended, June 30, 2001, the Company realized a loss of $21,384 on the sale of its investment in corporate stocks. IRS rules only allow those

6. Provision for Income Taxes (continued)

losses to offset gains. The Company has not recognized any deferred tax benefit for those losses. The tax benefit of $4,298 is offset fully with a valuation allowance because the Company has no assurance that future gains will be sufficient to fully utilize these losses.

This loss can be carried forward 5 years and expires in 2006.

Regis Securities Corporation
Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission
As of June 30, 2003

Schedule I

Net Capital		
Total stockholder equity	$	166,813
Deduct stockholder equity not allowable for net capital		-
Total stockholder equity qualified for net capital		166,813
Add:		
Other - deferred income tax liabilities		185
Total capital and allowable subordinated borrowings		166,998
Deductions and/or charges:		
Non allowable assets:		
Recievables from non-customers		2,978
Prepaid expenses		4,915
Furniture, software and equipment, net		6,556
Organizational costs, net		8,133
Deferred tax asset		51,815
Deposits		110
		74,507
Net capital before haircuts on securities positions		92,491
Haircuts on securities		
Marketable securities - common stock		-
Undue concentration		-
Net capital	$	92,491
Aggregate indebtedness		
Items included from Statement of financial condition:		
Trade payables		54,614
Accrued expenses and other liabilities		9,680
Total aggregate indebtedness	$	64,294
Computation of basic net capital requirement		
Minimum net capital required	$	4,286
Minimum dollar net capital requirement		50,000
Excess net capital	$	42,491
Excess net capital at 1000%	$	86,062
Percent of aggregate indebtedness to net capital		70%

The accompanying notes are an integral part of these financial statements

Regis Securities Corporation
Reconciliation with Company's Computation of Net Capital as Included in Part IIA of Form X-17A-5
As of June 30, 2003

Schedule II

Net capital, as reported in Company's Part IIA (unaudited) FOCUS report	$	92,228
Audit adjustments:		
Depreciation and amortization expense		(4,292)
Income taxes		7,931
Other audit adjustments, net		(3,376)
Net capital per audited financial statements	$	92,491

The accompanying notes are an integral part of these financial statements